Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY , 2024
1.Date, Time and Venue: On May 9, 2024, at 01:30 pm, at the branch of Suzano S.A. (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.
2.    Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka. Additionally, José Alberto de Abreu, Statutory Executive Officer without specific designation, Marcelo Bacci, Chief Financial and Investor Relations Officer, Caroline Carpenedo, Chief Human Resources and Communications Officer, other members of the Executive Board of Officers, and Mr. Marcos Moreno Chagas Assumpção, acting as secretary, attended the meeting as guests.
3.    Convening: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.
1.    Board Composition: the Meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.
4. Agenda: (1) Election of the Statutory Executive Board of Officers; (2) Election of the Executive Board of Officers.
2.    Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.
3. Presentation, discussions on the agenda and resolutions:
3.1 The Directors unanimously and without reservations ratified the Minutes of Meeting of the Board of Directors dated February 28, 2024, resolving on the:
(i) reelection of Mr. WALTER SCHALKA, Brazilian citizen, married, engineer, holder of Identity Card (RG) No. 6.567.956-8, issued by SSP/SP, and enrolled with the Individual Taxpayer Register of the Ministry of Finance (“CPF/MF”) under No. 060.533.238-02, to the position of Chief Executive Officer of the Company, with term of office until July 1, 2024, when he shall resign.
(ii) the election of Mr. JOÃO ALBERTO FERNANDEZ DE ABREU, Brazilian citizen, married, engineer, holder of Identity Card (RG) No. 0089420137, issued by DICRJ, enrolled with CPF/MF under No. 006.334.767-90, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, No. 1355, 7th floor – Pinheiros, ZIP Code 01452-919, as (a)

Exhibit 99.1
Statutory Executive Officer of the Company, without specific designation, until July 1, 2024, and (b) as of July 2, 2024, as Chief Executive Officer of the Company, for a term of office of one (1) year, which shall be effective until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that shall resolve on the accounts regarding the fiscal year to be ended on December 31, 2024. The election of Mr. João Alberto as Chief Executive Officer shall occur automatically and be formalized through the relevant Instrument of Investiture to be signed on July 2, 2024.
3.2 The Directors unanimously and without reservations approved the re-election of the following members to be part of the Statutory Executive Board of Officers of the Company, under article 18 of the Company’s Bylaws, for a term of one (01) year, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year that ends on 31 December, 2024:
(i) as Executive Officer – Pulp Operations, Mr. AIRES GALHARDO, Brazilian citizen, married, business administrator, enrolled with CPF/ME under No. 249.860.458-81 and holder of ID Card (RG) No. 24.854.223-0 SSP/SP;
(ii) as Executive Officer – Forestry and Procurement, Mr. CARLOS ANÍBAL FERNANDES DE ALMEIDA JUNIOR, Brazilian citizen, married, engineer, enrolled with CPF/ME under No. 910.169.166-04 and holder of ID Card (RG) No. M-4.379.898 SSP/MG;
(iii) as Executive Officer – New Business, Strategy, IT and Digital, Mr. CHRISTIAN ORGLMEISTER, Brazilian citizen, married, production engineer, enrolled with CPF/ME No. 165.972.718-90 and holder of ID Card (RG) No. 15.528.591-9 SSP/SP;
(iv) as Executive Officer – Sustainability, Research and Innovation, Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI, Brazilian citizen, married, engineer, enrolled with CPF/ME under No. 563.952.646-72 and holder of ID Card (RG) No. M341408 SSP/MG; and
(v) as Executive Officer – Commercial Cellulose and Logistics, Mr. LEONARDO BARRETO DE ARAUJO GRIMALDI, Brazilian citizen, married, business administrator, enrolled with CPF/ME under No. 650.128.445-72 and holder of ID Card (RG) No. 337.977.07 SSP/SP;
(vi) as Executive Officer – Finance and Investor Relations, Mr. MARCELO FERIOZZI BACCI, Brazilian citizen, divorced, business administrator, enrolled with CPF/ME under No. 165.903.168-05 and holder of ID Card (RG) No. 18.153.504 SSP/SP;
To record that as a result of the approval of the above resolutions, the structure of the Company’s Statutory Executive Board of Officers will be as follows: (i) Mr. WALTER SCHALKA, as Chief Executive Officer; (ii) Mr. AIRES GALHARDO, as Executive Officer – Pulp Operations; (iii) Sr. JOÃO ALBERTO FERNANDEZ DE ABREU, as Officer without specific designation; (iv) Mr. CARLOS ANÍBAL FERNANDES DE

Exhibit 99.1
ALMEIDA JÚNIOR, as Executive Officer – Forestry and Procurement; (v) Mr. CHRISTIAN ORGLMEISTER, as Executive Officer – New Business, Strategy, IT and Digital; (vi) Mr. FERNANDO DE LELLIS GARCIA BERTOLUCCI, as Executive Officer – Sustainability, Research and Innovation; (vii) Mr. LEONARDO BARRETTO DE ARAUJO GRIMALDI, as Executive Officer – Commercial Cellulose and Logistics; and (viii) Mr. MARCELO FERIOZZI BACCI, as Executive Officer – Finance and Investor Relations. The members hereby elected (i) are resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 1355, 7th floor, Pinheiros, ZIP Code 01.452-919, (ii) will take office on May 9, 2024, upon the execution of their respective Instruments of Investiture and acceptance of the arbitration clause referred to in article 40 of the Novo Mercado Regulations, which are filed with this office, and (iii) are not under any impediment provided for in law.
3.3 The Directors, unanimously and without reservations, approved the composition of the Company’s non-statutory Executive Board of Officers, according to article 14, letter “s” of the Company’s Bylaws, for a term of office matching the term of office of the Statutory Executive Board of Officers:
(i) as Executive Officer - People and Management, SSQVF, Communications and Branding, Mrs. CAROLINE CARPENEDO, Brazilian citizen, enrolled with CPF/MF under No. 002.011.470-25;
(ii) as Executive Officer – Paper and Packaging, Mr. FABIO ALMEIDA DE OLIVEIRA, Brazilian citizen, enrolled with CPF/ME under No. 138.815.728-48;
(iii) as Executive Officer – Consumer Goods and Corporate Relations, Mr. LUIS RENATO COSTA BUENO, Brazilian citizen, enrolled with CPF/ME under No. 922.321.326-68;
(iv) as Executive Officer – China, Mr. PABLO FRANCISCO GIMENEZ MACHADO, Brazilian citizen, enrolled with CPF/ME under No. 271.385.948-44;
Once the approval was completed, the item and the agenda were closed.
4. Closing: There being no further matters to be discussed, the meeting was closed. The minutes of Meeting were drawn up, read, and shall be signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and presentation that supported the matters discussed in this meeting have been filed with the Governance Portal. Signatures: Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. I hereby certify that this is a copy of the minutes drawn up in the proper book.
São Paulo/SP, 9 May, 2024.
___________________________
Marcos Chagas Assumpção
Secretary
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